AM
3/18/2002

02019420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 04 2002

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-47023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICE USE ONLY
FIRM ID. NO.

FIMAT USA, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 5th Avenue, Suite 500
(No. and Street)

New York (City) — New York (State) — 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Brda — (312) 578-5206 (Area Code – Telephone No.)

B. ACCOUNT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive (Address) — Chicago (City) — Illinois (State) — 60606 (Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0110-0234795_Con_Inform

3/21/02
SS

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of FIMAT USA, Inc. (the Company) as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Stefanie L. Seeley
Notary Public, State of Illinois
My Commission Exp. 09/11/2005

Mark J. Hudson

Mark Hudson
Chief Financial Officer

Stefanie L. Seeley

Notary Public

This report contains:

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Subordinated Debt
( )	(f)	Statement of Changes in Stockholder's Equity
		Supplemental information:
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
(x)	(m)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
(x)	(n)	Statement of Secured Amounts and Funds held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
( )	(o)	Independent Auditors' Supplemental Report on Internal Control

Report of Independent Auditors

To the Board of Directors and Stockholder of
FIMAT USA, Inc.

We have audited the accompanying statement of financial condition of FIMAT USA, Inc. (a Delaware corporation) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FIMAT USA, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition.

Ernst & Young LLP

Chicago, Illinois
January 21, 2002

FIMAT USA, Inc.

Statement of Financial Condition

December 31, 2001
(in $000's)

Assets		
Cash and cash equivalents		$ 251,259
Receivables:		
Brokers, dealers and clearing organizations		1,200,404
Customers		23,760
Noncustomers		6,919
Affiliates		7,421
Securities purchased under agreements to resell		3,511,596
Securities owned	$171,968	
Securities owned, pledged as collateral	721,011	
Total securities owned		892,979
Securities borrowed		43,447
Exchange memberships, at cost (market value of $5,498)		4,364
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $13,818		9,349
Other assets		40,924
		$5,992,422
Liabilities and Stockholder's Equity		
Bank loans payable		$ 277,947
Payables:		
Brokers, dealers and clearing organizations		754,061
Customers		1,016,535
Noncustomers		145,000
Affiliates		5,445
Securities sold under agreements to repurchase		3,272,954
Securities sold, not yet purchased		220,751
Accounts payable and other liabilities		61,892
		5,754,585
Subordinated debt		199,000
Stockholder's equity		38,837
		$5,992,422

See notes to statement of financial condition.

FIMAT USA, Inc.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

FIMAT USA, Inc. ("FIMAT" or the "Company"), a registered broker-dealer and futures commission merchant, principally engages in the intermediation of futures contracts and fixed income securities for customers and counterparties. FIMAT additionally engages in limited proprietary trading activities, primarily to facilitate customer transactions. FIMAT is a wholly owned subsidiary of FIMAT International Banque, SA, which is wholly owned by Société Générale (SG), Paris, France. FIMAT is a clearing member of all principal United States-based derivatives exchanges, as well as a member of the Chicago Board of Options Exchange and the Philadelphia Stock Exchange. In addition, FIMAT is a member of many of the principal United States-based clearing/settlement organizations for securities, including Depository Trust Company, Government Securities Clearing Corporation, National Securities Clearing Corporation, and the Options Clearing Corporation.

2. Significant Accounting Policies

a. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade-date basis. Customer securities and commodities transactions are recorded on a settlement-date basis, and the related revenues and expenses are recorded on a trade-date basis.

b. Securities owned and securities sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, or quoted prices for instruments with similar characteristics.

c. Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest,

2. Significant Accounting Policies (continued)

and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. Open repurchase and resale transactions are presented net in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements ("FIN 41"). Excluding the impact of FIN 41, resale agreements totaled approximately $5.0 billion and repurchase agreements totaled approximately $4.8 billion at December 31, 2001.

d. Securities borrowed result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced plus accrued interest. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained as necessary.

e. Cash equivalents are investments in money market funds.

f. Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed based on the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of their economic useful life or the terms of the underlying leases.

g. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Recently Issued Accounting Pronouncements

The FASB issued FAS No. 142, *Goodwill and Other Intangible Assets*, in June 2001. Goodwill resulting from business combinations and intangible assets acquired singly, as part of a group, or in a business combination are subject to FAS No. 142, which will be effective for the Company on January 1, 2002. Under these rules, goodwill and

3. Recently Issued Accounting Pronouncements (continued)

intangible assets deemed to have indefinite lives will no longer be amortized but rather subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The Company is in the process of determining the impact of adopting the new rules. The net book value of goodwill at December 31, 2001 of $7.8 million, which is included in other assets on the statement of financial condition, will no longer be subject to amortization, but subject to an annual impairment test.

4. Transactions With Related Parties

SG provides office space and related services to FIMAT, along with an overnight credit facility established to provide for meeting certain margin calls. FIMAT reimburses SG for their costs. (See Notes 8 and 10).

FIMAT Facilities Management Inc., a Company owned by FIMAT International Banque, SA, provides technology support to the Company for which it receives a fee.

Certain over-the-counter transactions were introduced by FIMAT to Société Générale Investment Corporation (SGIC) a subsidiary of SG. SGIC serves as counterparty to the transactions and in connection therewith earns fees. FIMAT provides certain administrative and operational support services to SGIC in connection with the over-the-counter transactions for which FIMAT earns fees.

The Company also enters into bank loans with affiliated entities primarily to finance resale agreements.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged as collateral) and securities sold, not yet purchased by the Company at December 31, 2001, are presented below (in thousands of dollars):

	Owned	**Sold, Not Yet Purchased**
U.S. government and agency obligations	$655,842	$ 84,515
Sovereign debt	136,759	136,098
Commercial paper	100,135	–
Corporate obligations	243	138
	$892,979	$220,751

5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Securities owned, pledged as collateral represent proprietary positions which have been pledged to counterparties on terms which permit the counterparty to sell or repledge the securities to others. Also, included in securities owned, pledged as collateral, are U.S. government obligations on deposit at clearing organizations and depositories with a market value of $359.4 million.

6. Financial Instruments

In the normal course of business, FIMAT executes and clears futures contracts and options on futures contracts. FIMAT also clears equity options. Substantially all of these contracts are on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, FIMAT guarantees to the respective clearing organizations its customers' performance under these contracts. To reduce its risk, FIMAT requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to FIMAT of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to risk of loss due to market variation, FIMAT adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2001, were adequate to minimize the risk of material loss that could be created by the positions held.

In the normal course of business, the Company obtains securities under resale and securities borrow agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $4.95 billion, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary sales.

6. Financial Instruments (continued)

Derivative Financial Instruments

Derivatives are financial instruments, which include futures, swaps, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivative contracts are standardized and include futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, foreign currency forward contracts, and swap contracts. The Company records its derivative activities at market or fair value.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates, interest rates, and other factors. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. The principal counterparty to foreign currency forward contracts is an affiliate. The counterparties to swap contracts are financial institutions.

At December 31, 2001, the fair value of derivatives are as follows (in thousands of dollars):

	Assets	Liabilities
Forward contracts	$3,821	$3,781
Swap contracts	–	5,267
Futures contracts	5,461	–

7. Income Taxes

Included in other assets is a deferred tax asset of $8.2 million, and included in accounts payable and other liabilities is a deferred tax liability of $1.5 million. Deferred tax assets and liabilities are comprised principally of the net temporary differences related to deferred income for rent expense, amortization of purchased employment agreements, and depreciation. There is no valuation allowance relating to deferred tax assets at the beginning or end of the year.

8. Borrowings

Subordinated Debt

At December 31, 2001, FIMAT had subordinated debt outstanding of $199.0 million from FIMAT International Banque, maturing at various dates as follows (in thousands of dollars):

Principal	Interest	Maturity Dates
$156,500	2.91%	Various between June 7, 2002 and September 27, 2002
15,000	2.91%	December 30, 2004
27,500	2.91%	November 30, 2005
$199,000		

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commissions' net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

Letters and Line of Credit

At December 31, 2001, FIMAT is a beneficiary of a $1.85 million letter of credit and a $25.0 million standby line of credit issued by SG and Chase Manhattan Bank, respectively. Under certain circumstances, the Company may draw on the letter of credit to satisfy customer receivables. At December 31, 2001, neither the letter of credit nor the line of credit was utilized by the Company.

9. Assets Segregated, Secured, and Reserved Under Regulatory Requirements

In accordance with Regulation 1.17 of the Commodity Exchange Act, as amended (the Act), FIMAT is required to segregate all balances due to customers in connection with transactions in regulated commodities. FIMAT is also required to hold in a separate account balances due to U.S.-based customers for activities in foreign futures and foreign options in accordance with Regulation 30.7 of the Act. At December 31, 2001, FIMAT was in compliance with both the segregation and secured amount requirements.

At December 31, 2001, segregated, secured, and firm-owned assets included in the statement of financial condition were as follows (in thousands of dollars):

	Segregated Assets	Secured Assets	Nonsegregated and Firm-Owned Assets	Total
Cash and cash equivalents	$226,903	$ (2,561)	$ 26,917	$ 251,259
Securities purchased under agreements to resell	100,005	95,029	3,316,562	3,511,596
Securities owned	418,889	37,382	436,708	892,979
Receivables from brokers, dealers, and clearing organizations	233,270	27,654	939,480	1,200,404
	$979,067	$157,504	$4,719,667	$5,856,238

At December 31, 2001, FIMAT held in safekeeping $807.6 million and $402.3 million of U.S. government securities at market value owned by customers and affiliates, respectively, of which $542.3 million and $385.5 million, respectively, were pledged to various commodity exchange clearing organizations and carrying brokers to satisfy margin requirements. These securities are the property of customers and affiliates and, as such, are not reflected in the statement of financial condition. Under certain conditions, FIMAT may sell these securities to satisfy related customer and affiliate receivable balances.

In accordance with Securities and Exchange Commission Rule 15c3-3, FIMAT held in reserve $236.4 million of securities. Included in this amount are $66.0 million of securities purchased under agreements to resell and $170.4 million of securities held on behalf of FIMAT's customers. These securities are the property of customers and, as such, are not reflected in the statement of financial condition.

10. Commitments

FIMAT has entered into office lease or sublease agreements with various unaffiliated third parties, the longest of which expires in 2011. Also, the Company subleases office facilities under an agreement with SG, which expires in 2006. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

	Future Minimum Lease Payments
Years ending December 31	
2002	$ 2,851
2003	2,775
2004	2,694
2005	2,691
2006	2,348
Thereafter	6,057
Total	$19,416

11. Benefit Plan

The Company sponsors a 401(k) profit-sharing plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company makes annual contributions to the Plan equal to 50% of the contributions made by its employees, up to certain limitations.

12. Capital Requirements

FIMAT is subject to the minimum financial requirements of the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). Under these requirements, FIMAT must maintain minimum net capital, as defined by the SEC and CFTC. The Company computes its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or 4% of funds required to be segregated and secured under the Commodity Exchange Act, as defined.

At December 31, 2001, the Company had net capital of $130.7 million, which was $80.5 million in excess of its required net capital. FIMAT is also subject to the customer protection provisions of SEC Rule 15c3-3 and has met all the necessary requirements.

Supplemental Information

FIMAT USA, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001
(in $000's)

Net Capital		
Total stockholder's equity	$ 38,837	
Add:		
Subordinated debt	199,000	
Other deductions or allowable credits	2,117	
Total capital and allowable subordinated debt		$239,954
Deductions and/or charges:		
Nonallowable assets -		
Exchange memberships	4,364	
Receivable from customers	934	
Receivable from noncustomers	408	
Receivable from affiliates	7,421	
Other investments not readily marketable	4,293	
Furniture, equipment, and leasehold improvements, net	8,435	
Other assets	29,083	
Total nonallowable assets		54,938
Additional charges for customers' and noncustomers' commodity account (4% SOV charge)	23,393	
Aged fail-to-deliver (39 items)	9,087	
Other deductions and/or charges	10,323	
Total deductions and/or charges		97,741
Net capital before haircuts		142,213
Haircuts on securities		
Trading and investment securities:		
Bankers' acceptances, certificates of deposit, and commercial paper	749	
U.S. government obligations	1,006	
Corporate obligations	129	
Other securities (money market investments)	4,780	
Other (uncovered inventory)	4,831	
Total haircuts on securities		11,495
Net capital		130,718

FIMAT USA, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2001
(in $000's)

Net Capital		$130,718
Computation of Alternative Net Capital Requirement		
Amount subject to 4% factor		
Funds required to be segregated:		
U.S. futures and options	$1,605,751	
Foreign futures and options	46,865	
Less: Market value of options purchased (net of excess long-option value over net liquidating equity)	(396,337)	
	1,256,279	
Greater of:		
4% of $ 1,256,279, the funds required to be segregated and secured under the Commodity Exchange Act less the market value of options purchased;	50,251	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (2% of $30,434); or	609	
Minimum dollar net capital requirement of Company	250	
Net capital requirement		50,251
Excess net capital		$ 80,467
Net capital in excess of 6% of funds required to be segregated and secured under the Commodity Exchange Act, less the market value of options purchased.		$ 55,341

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part II FOCUS filing.

FIMAT USA, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001
(in $000's)

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$ 9,185	
Monies borrowed collateralized by securities carried for the accounts of customers	30,177	
Credit balances in firm accounts attributable to principal sales to customers	177,140	
		$ 216,502
Debit balances		
Debit balances in customers' cash and margin accounts and accounts doubtful of collection net of deductions	38	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	30,177	
Other – receivables from carrying brokers and clearing agents	219	
	30,434	
Less: 3% (for alternative method only)	(913)	
Total 15c3-3 debits		29,521
Reserve computation		
Excess of total credits over total debits		$186,981
Amount held on deposit in "Reserve Bank Account(s)," including $ 236,417 of qualified securities, at end of reporting period		$236,417

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part II FOCUS filing.

FIMAT USA, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Note

Note: See Independent Auditors' Supplemental Report on Internal Control.

FIMAT USA, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

December 31, 2001
(in $000's)

Segregation requirement	
Net ledger balance:	
Cash	$ 717,950
Securities (at market)	728,756
Net unrealized profit in open futures contracts	(6,183)
Exchange-traded options:	
Add-Market value of open option contracts purchased on a contract market	749,240
Deduct-Market value of open option contracts sold on a contract market	(584,838)
	1,604,925
Add: Accounts liquidating to a deficit and accounts with debit balances – gross amount	15,773
Less: Amount offset against U.S. Treasury obligations owned by particular customers	(14,947)
Amount required to be segregated	1,605,751
Funds on deposit in segregation	
Deposited in segregated funds bank accounts:	
Cash	1,947
Securities representing investment of customers' funds (at market)	471,547
Securities held for particular customers or option customers in lieu of cash margins (at market)	221,107
Margins on deposits with clearing organizations of contract markets:	
Cash	3,310
Securities representing investment of customers' funds (at market)	272,302
Securities held for particular customers or option customers in lieu of cash margins (at market)	504,355
Net settlement due form clearing organizations of contract markets	17,533
Exchange traded options:	
Value of open long option contracts	749,240
Value of open short option contracts	(584,838)
Net equities with other FCMS:	
Net liquidating equity	191
Securities held for particular customers or option customers in lieu of cash margins (at market)	3,294
Total amount in segregation	1,659,988
Excess funds in segregation	$ 54,237

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part II FOCUS filing.

FIMAT USA, Inc.

Schedule of Secured Amounts and Fund Held in Separate Accounts For Foreign Futures and Foreign Options Customers

December 31, 2001
(in $000's)

Amounts to be set aside in separate Section 30.7 accounts		$110,081
Total secured amounts:		
Cash in banks	$ (2,561)	
Securities in safekeeping	31,711	
Amounts held by members of foreign boards of trade	137,733	
Total funds in separate Section 30.7 accounts		166,883
Excess funds in separate Section 30.7 accounts		$ 56,802

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 Part II FOCUS filing.

Statement of Financial Condition and Supplemental Information

FIMAT USA, Inc.
(A Delaware Corporation)

December 31, 2001
with Report of Independent Auditors